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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

MedAire, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
U58215101
(CUSIP Number)
Leonardo Loo, Esq.
Gallagher & Kennedy, P.A.
2575 East Camelback Road
Phoenix, Arizona 85016-9225
(602) 530-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of    securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (12-91)

CUSIP No.	U58215101	Page	2	of	11
SEC 1746 (12-91)

1	NAMES OF REPORTING PERSONS: Excellus Investments Pte Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Best Dynamic Services Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	4	of	11

1	NAMES OF REPORTING PERSONS: Blue Cross Travel Services B.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	5	of	11

1	NAMES OF REPORTING PERSONS: International SOS (EMEA) Holdings N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Netherlands Antilles

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	6	of	11

1	NAMES OF REPORTING PERSONS: AEA International Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	7	of	11

1	NAMES OF REPORTING PERSONS: Arnaud P.A. Vaissie

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	8	of	11

1	NAMES OF REPORTING PERSONS: Pascal M.G. Rey-Herme

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	9	of	11

1	NAMES OF REPORTING PERSONS: Laurent Sabourin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

France

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		48,240,369 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

48,240,369 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

48,240,369 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

83.86% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	The Reporting Person disclaims beneficial interest in 15,226,065 shares of common stock of MedAire, Inc. held through Procuro, Inc., a Nevada corporation, of which may be deemed to be beneficially owned by Joan Sullivan Garrett and/or Gaelic, L.L.C., formerly known as Connemara, L.L.C. The 15,226,065 shares represent approximately 26.47% of the issued and outstanding common stock of MedAire, Inc. See also Items 4 and 5 below.
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No.	U58215101	Page	10	of	11
Item 1. Security and Issuer
     This Amendment No. 4, filed by Excellus Investments Pte Ltd., a corporation organized under the laws of the Republic of Singapore (“Excellus”), Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands (“BDS,” and together with Excellus, the “BDS Parties”), Blue Cross Travel Services B.V., a corporation organized under the laws of The Netherlands (“Blue Cross”), International SOS (EMEA) Holdings N.V., a corporation organized under the laws of Netherlands Antilles (“ISOSH”), AEA International Holdings Limited, a corporation organized under the laws of the British Virgin Islands (“AEA Holdings”), Arnaud P.A. Vaissie (“Vaissie”), Pascal M.G. Rey-Herme (“Rey-Herme”), and Laurent Sabourin (“Sabourin”, together with Vaissie, Rey-Herme, Excellus, BDS, Blue Cross, ISOSH, and AEA Holdings, the “Reporting Persons” and each a “Reporting Person”), amends and supplements the Schedule 13D (“Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 29, 2006, and amended on March 16, 2007 (“Amendment No. 1”), April 23, 2007 (“Amendment No. 2”) and June 6, 2007 (“Amendment No. 3”), relating to the common stock, $0.001 par value (the “Common Stock” or “Shares”), of MedAire, Inc., a Nevada corporation (the “Issuer”).
Item 2. Identity and Background
     No change.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended to add the following:
     On June 22, 2007, Excellus transferred 3,900,000 shares of Common Stock of the Issuer into Procuro as a capital contribution in exchange for shares of Procuro common stock, $0.001 par value per share, pursuant to the terms of the Shareholders Agreement.
Item 4. Purpose of Transaction
     No change.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety to read as follows:
     The descriptions contained in Item 3 and Item 4 above are incorporated herein by reference. Based on the Issuer’s Form 10-Q filed on May 15, 2007, as of March 31, 2007, there were outstanding 57,527,960 shares of Common Stock of the Issuer. As of the date hereof, the Reporting Persons are deemed to beneficially own, and hold shared voting and dispositive power over, 33,014,304 shares of Common Stock of the Issuer, representing approximately 57.39% of the issued and outstanding Common Stock of the Issuer, 14,780,149 of which are beneficially owned by BDS indirectly through Procuro, and 18,234,155 of which are beneficially owned by Excellus indirectly through Procuro. Additionally, because of the transactions described in Item 4, the Reporting Persons may be deemed to own or share the power to vote the shares of Common Stock beneficially owned by Gaelic and/or Garrett. The Reporting Persons expressly disclaim such beneficial ownership and expressly disclaim that they are members of any group for purposes of Section 13(d) or 13(g) of the Act, and that they have agreed to act as a group other than as described in this Schedule 13D. To the Reporting Persons’ knowledge, Gaelic and Garrett are the beneficial owners of 15,236,465 shares of Common Stock of the Issuer, representing approximately 26.49% of the issued and outstanding Common Stock of the Issuer, 15,226,065 of which are beneficially owned by Gaelic through Procuro and 10,400 of which are currently owned directly by Garrett but which will be contributed to Procuro.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     No change.
Item 7. Material to Be Filed as Exhibits
Exhibit 1 — Joint Filing Agreement of the Reporting Persons.

CUSIP No.	U58215101	Page	11	of	11
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2007	EXCELLUS INVESTMENTS PTE LTD.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

BEST DYNAMIC SERVICES LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

BLUE CROSS TRAVEL SERVICES B.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

ARNAUD P.A. VAISSIE

/s/ Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME

/s/ Pascal M.G. Rey-Herme

LAURENT SABOURIN

/s/ Laurent Sabourin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1
EXCELLUS INVESTMENTS PTE LTD. — AMENDMENT NO. 4 TO SCHEDULE 13D
JOINT FILING AGREEMENT
The undersigned hereby agree that this Amendment No. 4, dated June 29, 2007, with respect to the shares of common stock, $0.001 par value per share, of MedAire, Inc., is, and any amendments to such Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. Each of the undersigned hereby agrees that it shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 29, 2007	EXCELLUS INVESTMENTS PTE LTD.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

BEST DYNAMIC SERVICES LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

BLUE CROSS TRAVEL SERVICES B.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

INTERNATIONAL SOS (EMEA) HOLDINGS N.V.

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Managing Director

AEA INTERNATIONAL HOLDINGS LIMITED

	By:	/s/ Laurent Sabourin

Name: Laurent Sabourin
Title: Director

ARNAUD P.A. VAISSIE

/s/ Arnaud P.A. Vaissie

PASCAL M.G. REY-HERME

/s/ Pascal M.G. Rey-Herme

LAURENT SABOURIN

/s/ Laurent Sabourin